FINAL TRANSCRIPT

Conference Call Transcript

TWTR — Q1 2006 Tweeter Home Entertainment Group Earnings Conference Call

Event Date/Time: Jan. 26. 2006 / 10:30AM ET

CORPORATE PARTICIPANTS

Joe McGuire

Tweeter Home Entertainment Group — CEO and President

Paul Burmeister

Tweeter Home Entertainment Group — Interim CFO

Philo Pappas

Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Judy Quye

Tweeter Home Entertainment Group — SVP of Sales & Installation Services

CONFERENCE CALL PARTICIPANTS

David Magee

SunTrust Robinson Humphrey — Analyst

Brett Hendrickson

Bonanza Capital — Analyst

Bill Armstrong

CL King and Associates — Analyst

Arial Cole (ph)

Ethan Vance — Analyst

Bill Massey

Adage Capital Management — Analyst

Scott Tilghman

Hudson Square Research — Soleil — Analyst

Mitch Kaiser

Piper Jaffray — Analyst

Jeffrey Matthews

Ram Partners — Analyst

Edward Yruma

J.P. Morgan — Analyst

David Coffel (ph)

GMM Capital — Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the Tweeter first quarter earnings conference call. [OPERATOR INSTRUCTIONS] I would now like to introduce your host for today’s conference, Mr. Joe McGuire CEO.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thanks. Good morning, everyone and thank you for participating in our quarterly earnings conference call. My name is Joe McGuire and I’m the CEO. Also with us today is; Sandy Bloomberg, our Founder and Chairman, Philo Pappas, the Company’s Senior Vice President of Merchandising, Judy Quye, the Company’s Senior Vice President of Sales and Installation, Mark Richardson, our Senior Vice President of Marketing, and Paul Burmeister, our Interim CFO.

I would like to start with a brief statement about forward-looking statements. After which we’ll discuss the general business for the quarter and then we’re review the numbers. After these brief presentations, we’ll open it up to questions. Certain statements contained in the press release and statements that may be made during this conference call including words such as expects, believes, plans, anticipates and similar language constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed or anticipated. Participants are cautioned not to place undue reliance on these forward-looking statements and to refer to recent Company filings on Form 10K filed with the SEC for more a thorough discussion of risk factors associated with the Company.

And now, let me start with a brief business summary. For our quarter ended 12/31 of ‘05, total revenue from continuing operations increased to 267 million from 258 million in the same period last year. While comparable store sales from continuing Ops increased 6%. Net income from continuing operations was14.5 million for the quarter just ended, compared to 5.6 million for the same quarter last year, a 158% improvement. Net income, including discontinued operations, was 14.3 million this year compared to 4.9 million for the same period last year.

As a result of previous year losses and deferred tax asset write-offs, the Company did not record a full tax provision for the December quarter, we recorded $100,000 for taxes this quarter, compared to a 40% tax provision in the quarter from last year. Income from continuing operations before taxes for the quarter was 14.6 million, compared to continuing operations before taxes of last year of 9.2 million, an almost 60% improvement year over year. Our operating income from continuing operations increased 62% to 15.3 million, compared to the operating income last year of 9.5.

As a percentage of revenue, the operating income from continuing Ops increased a full 200 basis points to 5.7%, compared to operating income from continuing Ops last year of 3.7%. This is primarily due to an 80 basis point expansion in gross margin and a 130 basis point decrease in SG&A expenses. In our first fiscal quarter of 2006 we continued our comp stores sales growth. And it’s the first time since March of 2001 that we’ve had two conservative quarters of comp store sales increases, we are pretty pleased about this.

Our business continues to be driven by videos, specifically flat panel television. For the quarter, our flat panel revenue increased 47% year over year while unit sales increased 64%. And even with an about 11% reduction in the average selling price, the flat panel category provided significant growth to our total revenue and gross profit dollars. Also encouraging, was our attachment rate to the video business, in home labor dollars grew 39% and as a percentage of revenue it grew to 5.4% from about 4% last year. We continue to feel good about our marketing as we put together two strong quarters. And attribute the success to our broadcast-based marketing campaign, which we launched in the September quarter. And now, here’s Paul Burmeister to give you some more details on the numbers.

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

The increase in our gross margin for the quarter was attributable primarily to stronger out-the-door margins as well as the mix of our sales, which allowed us to increase our volume discounts from certain key vendors. The decrease in expenses as a percent of sales for the quarter is largely the result of a decrease in marketing expenditures, which was partially offset by increases in compensation costs. Our cash conversion cycle continues to improve as we end it at 76 days, compared to 81 days a year ago, a five day improvement year over year.

Long term debt ended the quarter at $65 million this year, compared to 36 million last year. Part of the increase this December over last December was a carryover from our store closing program we executed in the third quarter of fiscal 2005. Also contributing to the increase was an increase in accounts receivable primarily from our vendors. On January 13, 2006 we completed the sale and leaseback of our corporate headquarters and New England distribution center. We received $13.6 million in cash as a result of the sale, which we have used to reduce our outstanding debt. And now back to Joe.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thanks, Paul. So in closing, overall we feel good. I’d say we had a good quarter. I’m proud of the entire organization and everybody involved should be proud of the results they produced. We still have a lot of work ahead of us to get back to our historical profit levels. And now we’re on to the next quarter, where we need to continue to execute our plan, so that we can try to put together two quarters of good profitability. Currently for this quarter, I’ll say business is trending positive and margins are stable. We’ll release sales for the March quarter there in the first week of April and earnings in the last week. And that does it for prepared remarks and I’ll open up the call to questions.

QUESTION AND ANSWER

Operator

Thank you, sir. [OPERATOR INSTRUCTIONS] Our first question comes from David Magee, SunTrust Robinson.

David Magee — SunTrust Robinson Humphrey — Analyst

Yes, hi, good morning and great quarter.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thanks, David.

David Magee — SunTrust Robinson Humphrey — Analyst

Could you talk a little about how your store in Las Vegas did in the period? And also you alluded to work being done, I guess going forward to restore profitability, just kind of touch on some of the major initiatives there, please.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Sure, so the store in Vegas is our prototype. As you know, fiscal — well may you don’t know, I’ve talked to some of you at CES. Fiscal ‘06 is our prove-it year on the prototype. And by the end of the year plan to have 10 additional stores with the flavor of that prototype open in a couple of different formats. We’ll do three that are brand new, we’ll do four that are remodeled. And we’ll do three more stores where we won’t remodel or spend any capital expenditures changing the store but we will change the operating model inside the store so that we can understand along that full continuum what level of investment bring us what levels of results relative to that. The Vegas prototype store for us puts up many spending numbers, primarily around the subject of gross margin and attachment of labor and the amount of what I’ll call “fully involved with the customer” kind of sales and those are our best kind of sales. And so one of the things that has us most excited about that prototype; because it goes to market in a different way, it really interacts with our customer more frequently the way we like to interact with them. So, this is our year where we’ll continue to expand and refine on that. I’m sorry, there was a second part of your question, what was that?

David Magee — SunTrust Robinson Humphrey — Analyst

Just you had alluded to initiatives to improve just the overall profitability of the firm in coming quarters. I just wanted just an impression there.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Sure, so a lot of that stuff we’ve been doing, we’ll continue to do. We had a big store closing program in June. This year we had 12 or 13 leases come up for review and we’ll keep six or seven of those. We are going to close five stores during the course of the year, a couple of them are already closed, and we’ll open three new. So, we’ll have a net store reduction this year in our fleet of two stores. And yet I still fully expect us to expand our revenue on a year over year basis. We continue to drive refinements to our four-wall operating model and that work continues.

Our supply chain worked, you’re seeing some of the benefits of that show up on the gross margin line. A lot of that has to do with the fact that the Company is far better at project transitions today than it has been in the past. And that is an expertise that we continue to get better at. So, we’ve been hard at work at supply chain for a couple of years and you saw the benefits of that in the early part of that work show up on the balance sheet. You’re continuing to see improvements on the balance sheet as a result of that work. But now you’re starting seeing benefit happen inside of the gross margin line, as well. And so, all of those initiatives between expense management and gross margin work, will continue.

David Magee — SunTrust Robinson Humphrey — Analyst

Great, thank you.

Operator

Our next question comes from Brett Hendrickson, Bonanza Capital.

Brett Hendrickson — Bonanza Capital — Analyst

Hi, Joe. We got some of the operating leverage I’ve been waiting to see, so kudos to you and your team for this quarter. Can you guys hear me?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Yes, thanks. I wanted to make sure all of your compliments were out before I started to talk.

Brett Hendrickson — Bonanza Capital — Analyst

Okay. On the sale leaseback, can you give us a feel for kind of where D&A is going to kind of run now on an annual basis now that we’ve closed more stores and that we’ve gotten down at — the headquarters facility won’t be on the balance sheet?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Sure the headquarters facility by itself contributed I want to say about $1 million to D&A. That will come off — that will be just about replaced by rent. Don’t quote me too closely in this but if I’m remembering my math correctly, the net benefit to the P&L in the tradeoff from D&A that goes away verses rent expense that comes on is, I think, we pick up about $200,000 a year, — ish. Let me qualify that.

Brett Hendrickson — Bonanza Capital — Analyst

So there’s — okay, sorry, Joe, so there was $200,000 more in D&A previously than there will be in rent.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Correct.

Brett Hendrickson — Bonanza Capital — Analyst

And just so I get a sense for cash flow, how much is the rent going to be?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

It’s about $1 million a year.

Brett Hendrickson — Bonanza Capital — Analyst

$1 million, okay. And then on the — obviously, you didn’t record any tax — much of a tax provision. Is this because we got some favorable words from the IRS on the payments that was going to be paid?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No, no that claim is still collecting dust on my shelf and we continue to work with them to get that. And I still believe that in my lifetime I’ll see it. That’s about as close to a prediction as you’ll get from me. The taxes are done because we wrote off our deferred tax assets last year when we decided to go ahead and close the stores. We have about $36 million, I think it’s about $36 million of tax loss carry-forward, so we’ll have to make about that much before we’ll start to book taxes again. So, we’ll still owe a little bit in terms of the state taxes but the bulk of that with the federal taxes we won’t owe. So, I expect to have really minimal dollars on the tax line certainly for the next couple of quarters.

Brett Hendrickson — Bonanza Capital — Analyst

And last question, I promise. Joe, is there any anything running through the COGS line — or maybe not running through the COGS line, any relation to inventory that was written down in these past quarters when we were closing stores that benefited margin this quarter? Or is that a real apple to apples 80 or 90 basis point increase in margin year over year?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No, that’s a real apples to apples. And in fact, there’s nothing — I have no unusual things to talk about inside the statement this quarter. It’s the first kind of nice clean statement we’ve been able to put out in a while.

Brett Hendrickson — Bonanza Capital — Analyst

This must be the shortest conference call we’ve had in a while too, thanks, Joe, bye.

Operator

Our next question comes from Bill Armstrong CL King and Associates.

Bill Armstrong — CL King and Associates — Analyst

Good morning, Joe. How did mix help gross margin? And also earlier you mentioned stronger out-the-door margins? I’m not sure what out-the-door margins are. But I was wondering if you can just elaborate on that a little bit.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

So, out the door margins are just our straight retail margins. I’ll let Philo comment a little about how the mix of vendors helps the back end.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Hi, Bill, it really helped us in a couple of ways. First of all, our initiative of selling complete home theater solutions is what’s really driving a positive mix for us. If you look at the categories of labor, product categories like cable and serge, in the custom parts that go out with the complete home theater solution, that is up substantially as a mix. So, our total business year over year driving positive improvement in gross margin. The other thing that that mix drives a better back end from our vendors. Those categories allow us to negotiate deeper back ends, which helps the overall gross margin.

Bill Armstrong — CL King and Associates — Analyst

Are iPods becoming a big part of your business? And there’s all sorts of ancillary products speakers and so on that are now sort of being made to compliment iPods. Could you comment on business trends there and how meaningful is that to you?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Sure. I would tell you that the iPOD business is a very small piece of our overall business, however we’ve been very happy with the growth of our iPod accessory business, which grew close to 30% this quarter at very, very nice margins. But overall, the two of them are still a small piece of our overall business.

Bill Armstrong — CL King and Associates — Analyst

Okay. Just a couple of others. Advertising spend was down year over year, could you give us a dollar reduction? How much was that?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’m going to tell you overall, it was about $3 million.

Bill Armstrong — CL King and Associates — Analyst

Is that gross or net?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Gross.

Bill Armstrong — CL King and Associates — Analyst

What would the net number have been.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

People are waving at me here that the gross reduction is 4.

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

So, well the net number is kind of hard to compute. And almost of all what used to be co-op to get you from gross to net now sits up in costs of goods sold. So, the gross number is really the only one we look at.

Bill Armstrong — CL King and Associates — Analyst

Okay. Just one or two more if I could. You used to break out selling expense and corporate G&A expense and now I see it’s lumped together. Could you — is that going to be the reporting structure going forward? And could you sort of give us an apples to apples comparison with year ago numbers?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

So yes, we used to break them out. This will be the reporting going forward, it’s tricky because as a result of us putting our sales and installation groups together, we had a lot of movement of expenses in between the two lines. So, when we file the 10Q you’ll see more categories broken out on those expense lines across. But I would just caution you if something looks confusing to you to call because there has been some movement among those lines year to year basis. But when you put them together it’s an apples to apples comparison.

Bill Armstrong — CL King and Associates — Analyst

Okay. Inventory up on a per square foot basis, looks like about 11%, 12% as of December 31, could you — are you comfortable with where your inventories were, any concerns about overages or excess inventories?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

No, Bill, I would say our inventories are in very good shape. We landed a little heavier in the projection category in inventory. However, January is the second largest month of the year for projection TV sales, so I feel very confident that by the end of this month our inventories will be in line where they should be. But overall, the health of the inventory is in very good shape.

Bill Armstrong — CL King and Associates — Analyst

And then just finally, what was depreciation expense for the quarter?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Hang on one second while I see if I can’t dig that up $6.3 million.

Bill Armstrong — CL King and Associates — Analyst

Okay, thanks.

Operator

Our next question comes from [Arial Cole, Ethan Vance].

Arial Cole — Ethan Vance — Analyst

Actually, Joe, I don’t have a question because I’m just breathless.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’ll take that as good. Just don’t hurt yourself.

Arial Cole — Ethan Vance — Analyst

Anyway, I’m glad you could afford the lunch the other day at Sel de la Terre in downtown Boston.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thanks.

Arial Cole — Ethan Vance — Analyst

Anyway, all of the best and congratulations on the great work and I hope you’re enjoying being President.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

So far, so good.

Arial Cole — Ethan Vance — Analyst

All the best.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thanks.

Operator

Our next question comes from Bill Massey, Adage Capital Management.

Bill Massey — Adage Capital Management — Analyst

Hi Joe, how come I didn’t get lunch at Sel de la Terre the other day in downtown Boston? You know I like to eat.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’m not recruiting you. That was a recruiting lunch Bill.

Bill Massey — Adage Capital Management — Analyst

Well, in that case I take no offense at having missed out on a free meal. I had a couple of questions, one of which is a follow-up on Bill’s question. You alluded to or he I think asked specifically, and you gave him a number of about 4 million in year over year decrease in gross advertising dollars.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Yes.

Bill Massey — Adage Capital Management — Analyst

And you indicated you don’t really look at net. But I’m wondering if you could give us some idea whether or not it’s appropriate to look at the historical relationship of net to gross as a proxy for what the reduction in net would have been in the period? Or was there any really change in the way the actual net number relates to the gross number for this particular quarter?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I would tell you it doesn’t mean anything, what matters is the gross spend.

Bill Massey — Adage Capital Management — Analyst

Okay.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

What used to drive the difference between gross and new was co-op. FASB has decided that really all vendor money goes up in COGS. And while I argued about it at the time, I will tell you, it’s brought a great simplicity to dealing with it. So, that’s where it goes. So, you really just look at the gross number year over year. So, if you think about it, if you compare our advertising spend to two years ago, percentagewise it’s really far more in line. If you remember, last year for the December quarter, we really spent a lot more money inside the quarter. And so it is a reduction compared to last year but it really is a return to a more historical number inside of the quarter.

Bill Massey — Adage Capital Management — Analyst

And the question I have is as you’re reducing your total markets, getting out of some stores, is the advertising as a percent of sales; when you think about verses a couple of years ago when you had close to the 200 stores; should we think that — or should we model rather that advertising dollars will come down looking at two years ago in sort of a prorata relationship to the reduction in stores? Or are you thinking that you want to increase the pops or increase the visibility, so you’ll keep the dollars relatively flat even though you’re cutting out some markets?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No. So what I would tell you is that the discipline of looking at the gross spend as a percent of revenue will continue. So, what the reduction of stores allows us to do is if you think about it because the revenue is higher on a smaller base of stores, the gross advertising spend was about 5.6% of revenue. But what happens is is you get to be more efficient inside of your spend. So, we’ll continue to find ways to be smarter about the spend and to drive greater productivity inside the mix of spend. But that discipline of holding — one of the reasons we have a reduction of gross advertising dollar spend year over year is we were very disciplined about holding the percentage of advertising dollars to revenue dollars consistent. And so that’s a discipline that you’ll see us continue.

Bill Massey — Adage Capital Management — Analyst

Okay. And then just one other question. I think in the past you guys have talked about this and I did join the call a bit late, so I apologize if you mentioned it in your prepared remarks. But could you give a sense of the distribution within the TV category? You guys have always broken it out, I think, flat panel and then monitors and projection. Can you just give us a rough idea where this quarter came out? And also how that contrasts with last year’s first quarter.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Sure Bill, I can take that. On wall TV or flat panel, this year represented 33% of the total mix.

Bill Massey — Adage Capital Management — Analyst

TV mix?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Yes.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No, total revenue.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

I’m going to give you Company revenue.

Bill Massey — Adage Capital Management — Analyst

Okay.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

33 verses 23 last year.

Bill Massey — Adage Capital Management — Analyst

Okay.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Projection TV —

Bill Massey — Adage Capital Management — Analyst

Yea.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

19% this year verses 21% last year.

Bill Massey — Adage Capital Management — Analyst

Okay.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

And quite honestly tube isn’t really worth talking about.

Bill Massey — Adage Capital Management — Analyst

0% verses a couple percent or something like that?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

0% verses 2%.

Bill Massey — Adage Capital Management — Analyst

And actually can you give me then the same numbers for — do you have them available for the fourth quarter? I don’t seem to have them in my model. And if not, I’ll follow up.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

I’m sorry, that was fourth quarter numbers. That was for the first Quarter that I just —

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

First quarter is what he just gave you.

Bill Massey — Adage Capital Management — Analyst

You gave me what?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

The December quarter he just gave you.

Bill Massey — Adage Capital Management — Analyst

Right. But that’s your first quarter.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Right. You want those numbers for the September quarter?

Bill Massey — Adage Capital Management — Analyst

If you have them available. I’m just asking if whatever you’re looking at has the information on it.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Don’t have them in front of us.

Bill Massey — Adage Capital Management — Analyst

Okay. So then I’ll just follow up with that one. Thanks.

Operator

Our next question comes from Scott Tilghman, Hudson Square Research.

Scott Tilghman — Hudson Square Research — Soleil — Analyst

I was wondering if you could comment on audio trends a little bit?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

Sure. Our audio business for the quarter overall, was down about 3%, however, we are starting to see some strong trends in the category and certain pieces of it. For example, our receiver business was actually positive to the quarter up 3%. Our core speaker business was flat for the quarter. Our component business, which is really speaking to higher end audio enthusiasts, was up substantially. Where we were down for the quarter in audio was in our lower end home theater in a box business, which we kind of expected overall. But we are seeing some nice trends in some of our better higher end audio categories.

Scott Tilghman — Hudson Square Research — Soleil — Analyst

And then can you talk a little bit about the preparations for the launch of Toshiba’s HE DVD players launch in March?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No.

Scott Tilghman — Hudson Square Research — Soleil — Analyst

Why is that?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Just don’t want to comment.

Scott Tilghman — Hudson Square Research — Soleil — Analyst

Do you expect to carry them?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Don’t want to comment.

Scott Tilghman — Hudson Square Research — Soleil — Analyst

Okay.

Operator

[OPERATOR INSTRUCTIONS] We have a question from Mitch Kaiser, Piper Jaffray.

Mitch Kaiser — Piper Jaffray — Analyst

Nice quarter.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Thank you.

Mitch Kaiser — Piper Jaffray — Analyst

I was curious, maybe it’s — maybe this is for Philo, it seems that you’re not seeing the price declines that people were projecting for the year, yet the units are definitely holding up kind of what we’re seeing. Is that because of your mix towards the higher end? Or I was wondering if you could just comment on that. And then also maybe what your expectation would be for this calendar year on units and price declines on TV’s.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Yes, absolutely. For the quarter you’re right, if you look at flat panel, the ASP decline was down about 10% while we did have some substantial unit lift. What we’re seeing there is a couple of things. First of all on plasma, we continue to sell the higher end plasma vendors, specifically vendors like Pioneer Elite, which you don’t see as much price deterioration. And that product continues to sell extremely well for us. The other thing that we’re seeing is LCD — larger LCD panels are becoming a bigger and bigger part of our business. So for example, our best selling SKU in the LCD category is a 40-inch LCD. And that’s actually driving in the LCD category ASP increases. As far as going forward, we continue to see strong demand in flat panel overall. We do not see that slowing down at all. And I think you’ll see, I believe at least for the first six months you’ll see similar ASP decline of about 10% overall.

Mitch Kaiser — Piper Jaffray — Analyst

Yes. I guess there’s some more supply coming on from Samsung and I believe it’s Sharp coming in the fall then. Is that why you’re saying there might be some broader price declines in the back then?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Possibly. Again, it’s a little too far out at this point to make that prediction. But I do not see big deterioration for the first six months.

Mitch Kaiser — Piper Jaffray — Analyst

Okay, and then the leverage on SG&A, how should we be thinking about what comp is needed to leverage SG&A now?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

I would tell you that you still probably need between a 1% and 2% comp to leverage that.

Mitch Kaiser — Piper Jaffray — Analyst

Okay.

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

Yes.

Mitch Kaiser — Piper Jaffray — Analyst

Okay. And then lastly, where would you see debt by the end of the year? I know you’re probably not going to provide guidance but could we just get general parameters?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

Around debt by the end of September?

Mitch Kaiser — Piper Jaffray — Analyst

Yes.

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

I would tell you that expect that to be in the $30 million range.

Mitch Kaiser — Piper Jaffray — Analyst

Okay, very good, thank you.

Operator

Our next question comes from Jeffrey Matthews, Ram Partners.

Jeffrey Matthews — Ram Partners — Analyst

Hi, thanks. I was wondering what the calculation is on whether to retain a lease or not and what the cost is if not renewing a lease for property? Thanks.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Well the cost of not renewing a lease is somewhere between negligible and 0. You just come to the end of the lease and our obligation is usually to return the space in clean condition to the landlord. The cost to terminate a lease at the end is really negligible. The decision process we go through about whether a lease or not, there’s a variety of factors that go into that. We’ll look at the demographics of the surrounding area, what competition is there. How that store had been contributing, whether it’s trending up or down. We’ll look at what’s been going on with management. We’ll analyze the area. Sometimes the hot shopping area has moved five miles up the road. There’s a variety of factors and a group of people who get involved in that analysis about whether to an exercise an option to renew a lease or to let it go. But all of that stuff is focused around; do we believe the location can grow its contribution or not.

Operator

Our next question Edward Yruma, J.P. Morgan.

Edward Yruma — J.P. Morgan — Analyst

On a great quarter, Joe looks like you’ve really done some tough work here. Question, kind of longer term. I know you haven’t provided explicit guidance this year but have kind of talked at a high level about the potential to historic margins or potentially breaking even or making money this year. What has to happen in the short to medium term, or is that kind of hard work kind of behind you now?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Let me walk through that a little carefully. So, we’re not giving guidance. But what I have said publicly is that I believe that we will return to profitability for this fiscal year. So, that by the end of September we’ll show a little bit of profit. And so, that’s probably as close to the word of guidance that I want to get to. In terms of work that we’re engaged in, what you’re seeing is the results of all of the leadership of Tweeter being engaged and focused on a number of initiatives that are now yielding results. And that work is ongoing. So, one of the nice things about putting up a quarter like this, is it provides evidence that the work you’re doing is working and building traction. But it’s also one quarter. So, nobody should take away from that that we’ve just all gone, “glad that’s all done”. Because by no means is that the case. We’re a Company coming out of turnaround so that means that results won’t be smooth. They’ll be lumpy. We feel great about it but there’s still work for us to do. We’re all still very fully engaged and nobody here is taking their foot off the gas pedal.

Edward Yruma — J.P. Morgan — Analyst

Great, and then also, you’ve had a little bit of time having some of these magnolia store within stores in some of your trade areas. Can you kind of give us an update or discuss the performance of your stores relative to those? Have you noticed a perceptible impact?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

No, we have not.

Edward Yruma — J.P. Morgan — Analyst

And in terms of your employee retention on your installer base and obviously some of your competitors are also ramping up in those spaces, have you had difficulty retaining employees or kind of — what is your labor model there looking like now?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’m looking at Judy as I say this to make sure I don’t say it wrong, but I think our turnover for installers is stable on a year over year basis. Is that a correct statement?

Judy Quye — Tweeter Home Entertainment Group — SVP of Sales & Installation Services

That’s correct.

Edward Yruma — J.P. Morgan — Analyst

Great. Thank you very much.

Operator

Our next question Bill .

Bill Massey — Adage Capital Management — Analyst

Hi, guys, just a follow-up. You mentioned Joe, I believe the revenues from the installation business had grown about 40% year over year. Is that the right number? 39%?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

High 30’s, yes.

Bill Massey — Adage Capital Management — Analyst

And looking at sort of the math on flat panel, it would seem that in fact flat panel is growing at a rate even faster than the installation revenues are growing. And the reason I’m asking the question is I’m trying to think about what the impact you guys expect — going forward what the impact will be of continued growth in the flat panel. It would seem that that would be a very ripe category for installation. And yet it doesn’t appear, at least at this point, that the revenues are keeping track with flat panel revenues. So, I just want to get your thoughts on how much you think flat panel’s evolution is going to skew the installation business to even higher levels as a percent to sales?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Okay, so I would tell you that your conclusions so far are correct. We believe that our installation business has a better than 30% growth rate attached to it for years.

Bill Massey — Adage Capital Management — Analyst

Okay.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

We just do. We have — the interesting thing particularly in the December quarter that you run into with the installation group is you run into capacity constraints that you don’t run into in other kinds of businesses. So, we clearly could have done more installs in the December quarter. But you’re into that place where you want to balance your capacity on a year round basis. So, we’re just trying to be smart about that and that’s a dial that Judy has her hands very carefully on about; we believe that the growth level is there. But she really needs to balance that against making sure that the service level stays the same, that the quality stays the same. And her mission, which she’s a huge contributor to the quarter, is to also make sure that that business is now profitable. And so if you think about that as dials that turn on an engine, you have to kind of be careful where you point them and a lot of that’s a judgment call. There’s not a — it’s still a new enough business that there’s not a hard, fast formula around that. So I don’t know if that answers your question but that’s kind of how we pay attention to that business.

Bill Massey — Adage Capital Management — Analyst

That definitely does help. I guess maybe I’ll ask a follow-on. When you talk about the business and capacity constraint in the fourth quarter, obviously, everybody wants to have their TV in time for Christmas, or something like that. The implication, if I’m hearing you correctly, is that given your — with your current resources — installation resources that 40% year over year growth is the upper bound. But I’m assuming that there’s a utilization aspect of the model that isn’t readily apparent to us looking at the top line. And I’m wondering if you could give me some idea of whether or not you guys feel that your current growth rate is utilization constrained, meaning you’re at 100% and you have to add bodies? Or is there a potential to alter that growth rate as you become better at managing the installations process? And if there’s a capacity utilization opportunity, how significant is it? Is it the kind of thing where your current force could handle 50% year over year growth or 60% year over year growth or is that asking too much of them?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’m comfortable in saying 60% growth would be asking too much. And it’s a great question. And I would tell you that the answer to those gains in profit lies in both increasing capacity and increasing utilization. I can tell you that this December quarter over last December quarter that the efficiency and utilization of the crews was better on a year over year basis. And we continue to get smarter about that. Part of what sits inside of this is our whole investment in our engineering group. It’s about trying to make sure that we give our folks on that side of the house the kinds of tools and support they need so that we are really utilizing their time in the best way.

Bill Massey — Adage Capital Management — Analyst

And when you think — just one last one and then I’ll let someone else follow-up. When you think of the installation and all of the resources you have to put against that job well and efficiently, and really labor being the biggest one, can you give me a sense of is there a, I hate to use the term “tipping point”, but I guess that’s the common vernacular these days. Is there a point at which the “installer” has had enough jobs that their inherent lack of efficiency has sort of gotten to 80% capacity or 80% efficiency by month six? What I’m trying to understand is; how do you guys look at utilization in terms of the aging or experience level of your installation crew so that you’re not just saying well we’re at low utilization because we have everybody new and we have no idea when that’s going to change? I assume that after six months or nine months or after 50 truck rolls these guys have a pretty good system down and that’s where you start to see individual crews really optimize. And I’m trying to get a sense of what that — how much aging they need to get to that point.

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

So, what I would tell you, is that there’s a couple of factors that happen inside of that. So certainly at its simplest form, if you take an installer as apprentice and measure their productivity, have them work for a year and measure their productivity; it will grow. So, they certainly become more efficient and more proficient. The other thing that happens, and this probably doesn’t happen so much in year one as it does in years two through four. The other thing that happens is that installer can now go out and do far more complex jobs. Particularly jobs that involve programming. So, you not only have an efficiency that happens over time, relative their ability to complete a particular number of jobs. But what happens as the expertise grows is the kinds of jobs that they can do also changes over time.

Bill Massey — Adage Capital Management — Analyst

Okay. And I promise that will be my last and I lied. What’s your average tenure of your current installer base roughly?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I actually don’t know that off the top of my head Bill. And I’m not sure I’d tell you if I did.

Bill Massey — Adage Capital Management — Analyst

If I asked really nicely would you tell me?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Probably not.

Bill Massey — Adage Capital Management — Analyst

Fair enough, thanks.

Operator

[OPERATOR INSTRUCTIONS] We have a question from Bill Armstrong, CL King and Associates .

Bill Armstrong — CL King and Associates — Analyst

Just a quick follow-up the 13.6 million you raised in the sale leaseback, has that already gone to pay down debt? And if so, which piece would it be the term loans or the revolver or what?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

Yes, I just put it against the revolver and at some point in February I’ll sit down with my cash flow projections and figure out where I’m going to apply it on a more permanent basis. But on the short-term that’s what we’ve done.

Bill Armstrong — CL King and Associates — Analyst

What’s the current interest rate on a revolver?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

About 6.5.

Bill Armstrong — CL King and Associates — Analyst

6.5?

Paul Burmeister — Tweeter Home Entertainment Group — Interim CFO

Yes.

Bill Armstrong — CL King and Associates — Analyst

Okay thanks. Next question comes from Arial Cole, Ethan Vance.

Arial Cole — Ethan Vance — Analyst

Good morning, Joe, I’ve regained my composure. Just to clarify, regarding your video sales on the flat panel and projection TV side, in the beginning when it was mentioned that revenues were up 47% year over year is it those two categories of televisions combined or just flat panel?

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

I’ll let Philo walk you through that. He’s got the sheet in front of him.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Yes, the 47% is flat panel, which is a combination of plasma and LCD. Is that your question?

Arial Cole — Ethan Vance — Analyst

Yes and then on projection TV is a separate category?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Yes.

Arial Cole — Ethan Vance — Analyst

And that was up or down how much please?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Down 3%.

Arial Cole — Ethan Vance — Analyst

Got it. And obviously, the first category is cannibalizing the second. And when that happens, by and large for plasma and LCD televisions when they’re sold, do ASP’s and gross margins tend to be how much higher or lower verses projection TV?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Plasma delivers higher margin verses projection TV.

Arial Cole — Ethan Vance — Analyst

And LCD?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

So, that comments for both combined. Plasma and LCD as a combination, which is flat panel.

Arial Cole — Ethan Vance — Analyst

So it’s higher gross margin percentagewise as well as absolute dollars on a transaction?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer and SVP

Correct.

Arial Cole — Ethan Vance — Analyst

Got it, thank you very much.

Operator

Our next question, David [Coffel] GMM Capital.

David Coffel — GMM Capital — Analyst

I don’t have a question, thank you.

Operator

[OPERATOR INSTRUCTIONS]

Joe McGuire — Tweeter Home Entertainment Group — CEO and President

Okay. Sounds like we’ve got the questions done. Everybody thanks very much for participating on the quarterly call. We’ll talk to you again in April.

Operator

Ladies and gentlemen, thank you for attending today’s conference, you may disconnect and have a great day.

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